SKANSKA

06015297

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC MAIL PROCESSING
RECEIVED
JUL 18 2006
WASH. D.C. 213 SECTION

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
July 10, 2006

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 7 and July 10, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
July 7, 2006	Press Release	Skanska to build shopping center in northern Finland for EUR 34 M, about SEK 320 M	law and by the listing agreement with Stockholm Stock Exchange
July 10, 2006	Press Release	Skanska to build gas pipeline for USD 103 M, about SEK 800 M, in Brazil	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

7/19

Press Release

July 10, 2006

Skanska to build gas pipeline for USD 103 M, about SEK 800 M, in Brazil

Skanska has received a contract to build a gas pipeline in Brazil. The total contract value amounts to USD 206 M, of which Skanska's share is 50 percent. Skanska's share of USD 103 M, or about SEK 800 M, will be included in order bookings for the second quarter.

The customer is Transportadora Urucú-Manaus, a subsidiary of Petrobras, the state-owned Brazilian oil company that is one of Skanska's repeat customers in the energy sector in Latin America.

The contract relates to a section of a new pipeline between the oil and gas fields in Urucú in Northern Brazil and Manaus. Skanska will build the 186-kilometer section between Anama and Manaus. The gas pipeline will have a diameter of 50 cm (20 inches).

The project will start immediately and be completed in 21 months for the start of operation in early 2008. Skanska and the Brazilian construction company Camargo Côrrea, which specializes in pipeline construction, will conduct the project through the joint venture Gasoduto Amazonia Consortium.

Skanska is already represented in Manaus, where Skanska Infrastructure Development is active as an owner and operator of the Breitener Energetica co-generation plant, which is operated as a Public Private Partnerships project.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2005, the company had about 10,000 employees and sales of about SEK 3.6 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at *www.skanska.com*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

2006-07-07

Skanska to build shopping center in northern Finland for EUR 34 M, about SEK 320 M

Skanska has been contracted to build a new shopping center in Rovaniemi, Finland. The contract amount is EUR 34 M, about SEK 320 M, which is included in order bookings for the third quarter of 2006. The customer is the project company Kauppakeskus Revontuli Oy, which is owned by the local real estate and investment company Kukkola.

The shopping center, which will be one of the largest in northern Finland, will have a gross floor space of 31, 500 square meters and leasable area of about 15,500 square meters. Most will be retail outlets, but the center will also house about 3,500 square meters of office space.

The retail area has been designed as a 200-meter-long building that will span Highway 4. The center will be accessible from the highway with its own exits.

Construction work begins this summer and lasts 18 months.

Skanska Finland is one of the leading construction companies in Finland and Estonia. The company is active in building construction, residential and commercial premises, as well as civil engineering projects. Skanska Finland posted revenues in 2005 of about SEK 8.4 billion, with some 3,400 employees. Skanska is also active in Finland in the development of housing and in public-private partnership projects

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For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel + 46 8 753 88 99
Merja Vuoripuro, Head of Communications, Skanska Finland,
tel +358 9 615 224 26

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.